

December 8, 2014

Via E-mail
Steven M. Mariano
President and Chief Executive Officer
Patriot National, Inc.
401 East Las Olas Boulevard, Suite 1650
Fort Lauderdale, Florida 33301

> **Re: Patriot National, Inc.**
> **Amendment No. 1 to Draft Registration Statement on**
> **Form S-1**
> **Submitted November 24, 2014**
> **CIK No. 0001619917**

Dear Mr. Mariano:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary Historical and Pro Forma Combined Financial Data, page 14

1. In footnote (e) to the table on page 20 you indicate that the provision for uncollectible fee income reflected in your Adjusted EBITDA in 2013 relates to the liquidation of Ullico Casualty Company. Please tell us when the fees underlying the provision where originally earned and why it was appropriate to record the provision in 2013 when you apparently stopped working for Ullico in March of 2012.

Capitalization, page 46

2. Please reconcile for us the debt shown within the capitalization table to the debt disclosed in the financial statement for the interim period ended September 30, 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates and Recently Issued Financial Accounting Standards
Significant Accounting Policies
Revenue Recognition, page 82

3. Please revise your disclosure added in this section in response to prior comment 25 to indicate whether you recorded, for any of the periods presented, any material adjustments to previous estimates of your allowance for estimated commission income that may be returned. If so please disclose your allowance recorded for each period presented and provide a sensitivity analysis for the impact of reasonably likely changes in your current estimate.

Notes to Combined Financial Statements
Note 3. Goodwill, page F-15

4. We acknowledge your response to prior comment 12. Please tell us why it is appropriate that a 2011 acquisition be accounted for under the purchase method instead of the acquisition method when the provisions of SFAS 141R became effective for all acquisitions after the beginning of the first annual reporting period on or after December 15, 2008. Please revise your disclosure to reflect that the acquisition method was applied or demonstrate to us that the application of the purchase method was not materially different from that of the acquisition method.

Note 12. Subsequent Events
Merger of Six Points Ventures 2, Inc. With and Into Patriot Care, Inc. and the Acquisition of PCM, page F-30

5. We acknowledge your response to prior comment 10. The additional comments below also relate to your disclosure in Note 8 to the interim combined financial statements beginning on page F-49. Please address the following, referencing where appropriate the authoritative literature you relied upon to support your accounting:

   • Tell us whether MCMC, LLC (as disclosed in the penultimate paragraph on page F-30) is the same entity as MCMC Holdings, LLC (as disclosed in the first paragraph of your acquisition of PCM disclosure on page F-31). In any regard, please revise your disclosure throughout your submission to consistently identify this entity or these entities.
   • In the first paragraph of your acquisition of PCM disclosure on page F-31 you disclose the redemption of the MCMC Units. Please tell us who redeemed these units, when they were redeemed and how much was paid for their redemption.
   • Tell us why it is appropriate to determine the fair value of the MCMC Units acquired in August 2014 using an estimated selling price based on a purchase agreement for MCMC Holdings signed on October 21, 2014. Explain why this sales price is relevant to the August valuation when MCMC Holdings no longer holds its investment in MCRS Holdings. Explain what other investment and other activity transpired at MCMC Holdings from August 6 through October 21.

- Tell us why your valuation of MCMC Units is composed of the two components identified in the first paragraph of your acquisition of PCM disclosure on page F-31. In your response, explain to us how your determination of the $21.6 million is appropriate when it appears to be itself a part of the $75.3 million 'purchase price' of MCRS Holdings reflected in the second component of your MCMC Unit fair value determination.
- Tell us why it is appropriate to record a $13.9 million gain in the third quarter of 2014 associated with the MCMC Units if they were redeemed.
- Tell us why the fair value of your stock issued to acquire SPV2 contemporaneously with your acquisition of MCRS Holdings is not $21.6 million at August 6, 2014 if the only asset held by SPV2 is the MCMC Units valued at $21.6 million.

Notes to Combined Financial Statements (Unaudited), page F-40

6. Please add a footnote that details your notes payable outstanding at the end of the reporting period and describes the current period activity in terms of new note issuance or significant repayments.

Note 10: Warrant Redemption Liability, page F-55

7. In the first paragraph of this footnote you indicate that 49,582 warrants were exercised into the same number of shares of common shares on September 30, 2014. You also disclose that the holder may require redemption of the shares after November 27, 2018. Please address the following, referencing as appropriate the authoritative literature you rely upon to support your accounting:

- Tell us whether sale of the company as identified in the last sentence in the first paragraph of this footnote cancels the holder's right to force redemption of the underlying common stock.
- As you refer to a "redemption liability" tell us whether liability accounting for the potential redemption is appropriate either under ASC 480-10-25 or as a derivative liability under ASC 815-10 or ASC 815-20.
- Tell us why it is appropriate to use a more-likely-than-not criterion for determining why not to record a redemption liability.
- Tell us why you do not appear to classify these common shares as temporary equity under the guidance in ASC 480-10-S99-3A.

MCRS Holdings Inc.
Notes to Consolidated Financial Statements
Note 1—Nature of Operations and Summary of Significant Accounting Policies
Contingent Payments, page F-67

8. Please tell us why the disclosure you added in response to prior comment 29 does not appear to be consistent with that provided in pro forma adjustment 21 on page 59 of your original

submission. In this regard, the adjustment indicated that the contingent liability was associated with some sort of option to extend an agreement. In any regard, please confirm whether the option to extend an agreement or the prior business combination contingent consideration arrangement was terminated in conjunction with your acquisition of MCRS Holdings.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Christine Torney at (202) 551-3652 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Lesley Peng, Esq.
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, New York 10017